10172 Linn Station Road

Louisville, Kentucky 40223

(502) 426-4800

August 6, 2009

Mr. Jonathan Wiggins

Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Dear Mr. Wiggins:

We are in receipt of your letter dated July 31, 2009 regarding the Form 8-K filed by NTS Realty Holdings Limited Partnership (the “Company”) on July 29, 2009.  For your convenience, we have reproduced your comments in this letter and included our response to each comment directly below that comment.

Item 4.01, Form 8-K

1.             Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.  Please revise accordingly in an amended Form 8-K.

RESPONSE:

The Company recognizes that the disclosure in its Form 8-K filed on July 29, 2009, stated only that its independent accountant’s report on the Company’s “consolidated financial statements for the two years ended December 31, 2008 and 2007, did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.”  The Company intends to file an amended Form 8-K to disclose that its independent accountant’s reports on the Company’s consolidated financial statements for (i) the two years ended December 31, 2008 and 2007 and (ii) the two years ended December 31, 2007 and 2006, did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.  The Company also intends to repeat in its amended Form 8-K the additional information that it included in its Form 8-K filed on July 29, 2009.  The Company plans to file the amended 8-K promptly upon receipt from the Staff that, based on this correspondence, the Commission has no further comments with respect to this issue.

2.             To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

RESPONSE:

The Company intends to obtain and file with its amended 8-K an updated Exhibit 16 from Ernst & Young LLP.

The Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Gregory A. Wells,

Executive Vice President and Chief Financial

Officer, NTS Realty Capital, Inc.,

Managing General Partner of

NTS Realty Holdings Limited Partnership